O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KMANTEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2326

May 2, 2023

VIA EDGAR AND ELECTRONIC MAIL

Michael Killoy
David Plattner
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance

Re:	Mind Medicine (MindMed) Inc. (the “Company” or “MindMed”) Preliminary Proxy Statement filed by FCM MM Holdings, LLC et al. Filed April 20, 2023 (the “Proxy Statement”) File No. 001-40360

Dear Messrs. Killoy and Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 28, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with FCM MM Holdings, LLC (together with the other participants in its solicitation, collectively, “FCM”) and provide the following responses on FCM’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed by FCM on April 20, 2023

General

1.	We note the press release issued August 11, 2022, available at mindmed.zone, that states “FCM is managed by Dr. Scott Freeman and represents an investment of 5.6% of MindMed’s shares outstanding.” See also the September 28, 2022 press release. A Schedule 13D does not appear to have been filed by FCM. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Please advise us as to how FCM complied with the requirements of Rule 13d-1(a).

We have reviewed the above mentioned statements in the August 11, 2022 and September 28, 2022 press releases with FCM. FCM acknowledges that such statements were intended to refer to the aggregate economic exposure to the Company of FCM, its principals and certain members of Savant Holdings that ultimately entered into the Proxy Coordination Agreement with FCM, which at the time FCM viewed that as an appropriate measure of such persons’ investment position in the Company, and not to beneficial ownership of the Common Shares consistent with Exchange Act Rule 13d-3. We note that such statements include footnotes clarifying that such amounts referred to Common Shares held directly as well as Common Shares held through investment in Savant Inc and its affiliates.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 2, 2023

FCM confirms that it does not beneficially own, and has not beneficially owned during the relevant period, 5% or more of any class of MindMed’s outstanding equity securities under Exchange Act Rule 13d-3, and accordingly FCM believes that it has never been required to file a Schedule 13D with the SEC with respect to MindMed pursuant to Rule 13d-1(a).

To avoid any potential confusion, FCM represents that in future public communications it will limit disclosure of its percentage ownership position in the Company to disclosure of its beneficial ownership of Common Shares consistent with Exchange Act Rule 13d-3.

Cover Page

2.	We note the disclosure here and elsewhere that the “latest dated proxy is the only one that will be counted.” Please clarify that the proxy must be received by the cut-off time and date for revoking proxies as disclosed in the Company’s proxy statement.

FCM acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the cover page to the Proxy Statement and pages 3, 27 and 29 of the Proxy Statement.

Reasons for the Solicitation, page 11

3.	Please explain the specific actions your nominees will take if elected to the board. Specifically, describe the actions to be taken to “Put MindMed on a Path Forward to Succeed in Clinical Trials and Unleash Significant Value Creation” and to “[hold] management accountable in efficiently and safely bringing new drugs to market and creating durable value for shareholders.”

FCM acknowledges the Staff’s comment and provides the following high-level summary of the FCM Nominees’ proposed plan of action (the “Plan of Action”) if elected to the Board. The Plan of Action centers around three key areas in which FCM believes that the Company’s and the Board’s performances are lacking, and areas in which the FCM Nominees have skillsets and experience additive to the Board – specifically, enhanced capital allocation and cost-cutting measures, renewed focus on drug development, and implementation of improved corporate governance practices. If elected to the Board, the FCM Nominees would endeavor to work collaboratively with the remaining directors to achieve the following goals in these areas of focus:

Enhanced Capital Allocation and Cost-Cutting Measures

1.	Streamline redundant general and administrative employees and the current large research and development (“R&D”) teams. FCM believes that the current administrative employees and R&D teams can be reduced significantly, freeing up capital for reinvestment in the Company’s products;
2.	Terminate MindMed’s costly digital medicine program; and

May 2, 2023

3.	Implement a cash management plan to improve MindMed’s interest revenue and effectively oversee cash management and allocation.

Renewed Focus on Drug Development Programs

1.	Approach the FDA with a proposed protocol to proceed directly to a phase 3 trial for MM-120 in GAD by leveraging previous phase 2 trials with LSD in GAD by MindMed’s collaborators;
2.	Engage and work with the FDA to place MM-120 in GAD on an accelerated pathway to approval; and
3.	Reallocate resources to increase external R&D on core drugs, from approximately 17%[1] of spending currently, to over 50%.

Adoption of Improved Corporate Governance Practices

1.	Create and adopt a “Say-on-Pay” policy that provides for a “Say-on-Pay” advisory proposal to be considered by shareholders at each annual meeting so that shareholders can more directly and frequently inform MindMed of their views on the Company’s executive compensation;
2.	Launch and maintain a quarterly “Investor Day” program to provide timely updates and communications to shareholders; and
3.	Create and adopt a “Stock Ownership Guidelines” policy which would require certain executives and the Board to own shares of the Company’s common stock which have a fair market value a multiple of annual compensation.

FCM has revised the Proxy Statement to include a brief overview of the Plan of Action. Please see the page 16 of the Proxy Statement.

Voting and Proxy Procedures, page 26

4.	We note that a shareholder can appoint a person to act on their behalf by striking out the name on the BLUE card and “inserting the name of the person to be appointed as proxyholder in the blank box provided on the BLUE” card. Please revise or clarify, as there does not appear to be a blank box on the card.

FCM acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page i of the Proxy Card.

Votes Required for Approval, page 28

5.	Please revise the disclosure regarding the effect of abstentions on the Ratification of Independent Registered Public Accounting Firm, as page 11 of the Company’s Proxy Statement notes that abstentions will have no effect.

1 See MindMed’s 10-K for FY2023. External R&D on core drugs is calculated from page 97 with only expenditures on MM-120 and MM-110 included.

May 2, 2023

FCM acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 28 of the Proxy Statement.

Additional Participant Information, page 30

6.	Please disclose the status of Savant Holdings’s and Savant Addiction’s liquidation and any entitlement that the Savant Parties have to the Company shares held by Savant Holdings. Additionally, please disclose further details surrounding the dispute between Dr. Freeman and Savant Holdings regarding the “up to five million common shares,” and whether any of the Savant Parties are also entitled to such shares.

FCM acknowledges the Staff’s comment and provides the following additional information. It is FCM’s understanding that the liquidations of each of Savant Holdings and Savant Addiction (the “Liquidations”) are currently pending, subject to the resolution of the disclosed legal dispute among Dr. Freeman, Savant Holdings, Savant Inc, Stephan Hurst (the Company’s former Chief Executive Officer) and Savant Addiction (referred to in the Proxy Statement as the Savant Dispute), among other potential administrative and legal matters. It is FCM’s understanding that the Liquidations are being overseen by Russell Burbank of BMP LLP, as liquidation trustee. FCM does not have further insight into the Liquidations’ status and timing.

In the Savant Dispute, Dr. Freeman has alleged that Mr. Hurst breached his agreement with Dr. Freeman to transfer up to five million Common Shares (the “Contested Shares”) to Dr. Freeman in satisfaction of a loan. The amount of the Contested Shares is not reflective of the Company’s reverse stock split, which occurred on August 31, 2022, or the amount of Common Shares currently owned by the defendants. Additionally, the Savant Dispute alleges a claim pursuant to the Racketeer Influenced and Corrupt Organizations Act alleging that Mr. Hurst engaged in a criminal enterprise to defraud several other persons and entities, including the Company. Certain aspects relating to the Savant Dispute are currently under seal and subject to an order of the United States District Court, District of Nevada.

It is the understanding of FCM that upon the conclusion of the Liquidations, each of the Savant Parties will receive a pro-rata portion of the remaining assets of Savant Holdings and Savant Addiction, including a pro-rata portion of the 466,000 Common Shares currently held by Savant Addiction, based on their respective ownership interests’ in Savant Holdings and Savant Addiction. FCM has revised the Proxy Statement to include a brief overview of the Liquidations and the Savant Parties’ expectations with respect to the distribution of the 466,000 Common Shares held by Savant Addiction. Please see the pages 23 and 31 of the Proxy Statement.

7.	We note that FCM Holdings entered into a Proxy Coordination Agreement with William Boulanger, Barry Freeman, Gemma Freeman, Stephen Kuehne, Christina Landaw, Mr. Terrence Boardman & Mrs. Margaret Boardman JT TEN, the John Scharffenberger Trust dated August 30, 2011, Revocable Trust Mendocino County CA and the Robert Lee Douglas Revocable Trust, in which each party granted FCM Holdings sole authority to vote or dispose of all common shares held or subsequently acquired. Please explain why these parties have not been included as participants in this solicitation. See Instruction 3 to Item 4 of Schedule 14A.

May 2, 2023

FCM acknowledges the Staff’s comment and provides the following additional information. Pursuant to the Proxy Coordination Agreement, the parties to the Proxy Coordination Agreement listed above (the “Coordination Parties”) have granted FCM the sole authority to vote or dispose of all Common Shares held or subsequently acquired by them during the term of the Proxy Coordination Agreement. The Proxy Coordination Agreement automatically terminates after 18 months, provided that FCM may terminate the Proxy Coordination Agreement early (in its entirety or solely with respect to a specified party’s rights and obligations) by providing at least 61 days’ prior written notice to the applicable party or parties, and any party other than FCM may terminate the Proxy Coordination Agreement early solely with respect to such party’s rights and obligations by providing at least 61 days’ prior written notice to FCM.

The Coordination Parties have personal and professional relationships with Dr. Scott Freeman, Jake S. Freeman and Chad Boulanger (referred to as the FCM Members), but since their entry into the Proxy Coordination Agreement, have not been directly involved in, or otherwise participated in, FCM’s nomination of the FCM Nominees, the preparation of the Proxy Statement, or FCM’s related communications, or the financing of any of the foregoing, and are not intended to solicit proxies or otherwise act as participants in FCM’s proxy solicitation, or finance the solicitation of proxies by FCM, following the filing of the definitive Proxy Statement. Therefore, FCM respectfully contends that the Coordination Parties should not be deemed participants in FCM’s solicitation under Instruction 3 to Item 4 of Schedule 14A.

8.	We note the disclosure on page 31 regarding the call option contracts sold by Dr. Freeman and Mr. Freeman. Please disclose the counterparties to such contracts and additional detail regarding them. See Item 5(b)(1)(viii) of Schedule 14A.

FCM acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 31 of the Proxy Statement.

*     *     *     *     *

Please contact the undersigned with any further comments or questions. Thank you.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel

Cc:	Rebecca L. Van Derlaske